August 27, 2003


BOMBARDIER

03 AUG 29 AM 7:21

BOMBARDIER

Bombardier Inc.
Corporate Office
800 René-Lévesque Blvd. West
Montréal, Québec, Canada H3B 1Y8
Telephone 1 (514) 861-9481
Fax 1 (514) 861-7053
http://www.bombardier.com

THE UNITED STATES SECURITIES AND
EXCHANGE COMMISSION
Office of International Corporate Finance
Mail Stop 3-2
450 Fifth Street N.W.
Washington, D.C.
20549


03029626

Re: Rule 12g3-2(b) Submission for Bombardier Inc.
File number: 82-3123

SUPPL

Ladies and Gentlemen:

You will find enclosed herewith a copy of a Press Release dated August 27, 2003, with respect to the signature of an agreement for the sale of Bombardier Recreational Products which Bombardier Inc. is furnishing to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934.

May I kindly ask you to acknowledge receipt of the enclosed document by signing the enclosed copy of this letter and returning it to me in the stamped, self-addressed envelope which is also enclosed.

Yours truly,



Roger Carle
Corporate Secretary

PROCESSED
SEP 04 2003
THOMSON
FINANCIAL

RC/nl
Encl.

c.c. Mr. Christopher Hilbert – Sidley Austin Brown & Wood

We hereby acknowledge receipt of the above letter.

Signed in ____________, this ____ day of _______, 2003.

____

Name:
Title:



PRESS RELEASE

03 AUG 29 AM 7:21


BOMBARDIER

BOMBARDIER

BOMBARDIER ANNOUNCES SIGNATURE OF AGREEMENT FOR SALE OF RECREATIONAL PRODUCTS BUSINESS

Montréal, Aug. 27, 2003 - Bombardier Inc. announced today that it has reached an agreement in principle for the sale of its recreational products business for an aggregate purchase price of $1.225 billion Cdn. This agreement was entered into by a corporation formed by Bain Capital, members of the Bombardier family and the Caisse de dépôt et placement du Québec.

This transaction all but completes Bombardier's action plan presented on April 3, 2003, a plan designed to restore the Corporation's balance sheet and liquidity profile and focus on the aerospace and transportation businesses.

"Earlier this year, we completed a successful equity issue and announced the divestures of our Defence Services unit, Belfast City Airport and Bombardier Capital's business aircraft portfolio," said Paul M. Tellier, President and Chief Executive Officer. "Once fully completed, this plan will have generated in excess of $2.5 billion Cdn, well over the initial target of $2 billion Cdn."

Bombardier's Board approved the agreement following a recommendation by the independent committee chaired by L. Denis Desautels and created for the purpose of supervising the sale process for the recreational products business and reviewing the related party transaction.

"As soon as our action plan was announced, members of the Bombardier family expressed an interest in participating in the process to ensure the stability and continuity of this heritage asset. As a party to the group of buyers, they are meeting this goal and we are pleased we have reached an agreement to sell the business as a full entity, at a fair price and in a timely and efficient manner that secures full value for all shareholders," he continued.

"We took appropriate steps to make certain that the rights of all shareholders were fully protected through a process that involved the highest standards of governance," concluded Tellier.

The Board received favourable fairness opinions from its own financial advisor, UBS, and from Morgan Stanley, financial advisor to the independent committee. Directors of Bombardier who are members of the Bombardier family abstained from participating in Board meetings in which the transaction was considered and did not vote on the transaction.

Completion of this transaction is subject to certain purchase price adjustments, execution of definitive acquisition and financing documentation and to the approval of all required governmental authorities and to other consents and other usual conditions. It is expected that the transaction will be closed by mid-fall 2003.

Bombardier Recreational Products designs, develops, builds, distributes and markets Sea-Doo® watercraft and sport boats, Ski-Doo® and Lynx® snowmobiles, Johnson® and Evinrude® outboard engines, Evinrude direct injection and Evinrude E-TEC™ technologies, Bombardier™ ATVs, Rotax™ engines and karts, as well as utility vehicles.

Bombardier Inc., a diversified manufacturing and services company, is a world-leading manufacturer of business jets, regional aircraft, rail transportation equipment and motorized recreational products. It also provides financial services and asset management in business areas aligned with its core expertise. Headquartered in Montréal, Canada, the Corporation has a workforce of some 75,000 people and manufacturing facilities in 25 countries throughout the Americas, Europe and Asia-Pacific. Its revenues for the fiscal year ended Jan. 31, 2003 stood at $23.7 billion Cdn. Bombardier shares are traded on the Toronto, Brussels and Frankfurt stock exchanges (BBD, BOM and BBDd.F).

For information Dominique Dionne
Vice President, Public Relations and Communication
(514) 861-9481

August 27, 2003


BOMBARDIER

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Office of International Corporate Finance
Mail Stop 3-2
450 Fifth Street N.W.
Washington, D.C.
20549

03 AUG 29 AM 7:21

BOMBARDIER

Bombardier Inc.
Corporate Office
800 René-Lévesque Blvd. West
Montréal, Québec, Canada H3B 1Y8
Telephone 1 (514) 861-9481
Fax 1 (514) 861-7053
http://www.bombardier.com

Re: Rule 12g3-2(b) Submission for Bombardier Inc. - File number: 82-3123

Ladies and Gentlemen:

You will find enclosed herewith a copy of a Press Release dated August 26, 2003 with respect to the financial results of Bombardier Inc. for the second quarter ended July 31st, 2003 which Bombardier Inc. is furnishing to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934.

May I kindly ask you to acknowledge receipt of the enclosed document by signing the enclosed copy of this letter and returning it to me in the stamped, self-addressed envelope which is also enclosed.

Yours truly,



Roger Carle
Corporate Secretary

RC/nl
Encl.

c.c. Mr. Christopher Hilbert – Sidley Austin Brown & Wood

We hereby acknowledge receipt of the above letter.

Signed in ____________, this ___ day of ________, 2003.

____
Name:
Title:

PRESS RELEASE


BOMBARDIER

BOMBARDIER

BOMBARDIER ANNOUNCES FINANCIAL RESULTS FOR SECOND QUARTER ENDED JULY 31, 2003 AND AGREEMENT FOR THE SALE OF BOMBARDIER RECREATIONAL PRODUCTS

Montréal, Aug. 27, 2003

Results and highlights of the quarter

- Consolidated revenues of $5.3 billion
- Earnings before income taxes (EBT) of $147.3 million
- Earnings per share of $0.05
- Overall order backlog reaches $48.1 billion
- Bombardier Aerospace signs a contract with US Airways for 85 regional jets, valued at approximately $3.2 billion; contract also includes 90 reconfirmable orders and 100 options
- New order intake for Bombardier Transportation totals $3.4 billion for a record backlog of $32.1 billion

Key achievements year to date

- April 3 recapitalization initiative all but complete:
  - Central element of action plan achieved with agreement to sell Bombardier Recreational Products for an aggregate purchase price of $1.225 billion
  - Equity issue closed on April 17 for total gross proceeds of $1.2 billion
  - Belfast City Airport sold for £35 million ($77.7 million)
  - Agreement reached to sell Military Aviation Services unit for $90 million US ($126.7 million)
  - Agreement reached to sell significant portion of Bombardier Capital's business aircraft portfolio at carrying value
  - Reduction in the wind-down portfolios proceeding as planned at Bombardier Capital
  - Military Aviation Training unit sale process underway

- Financial update:
  - Renewal of 364-day portion of Bombardier's European credit facility and confirmation of renewal of 364-day portion of North American credit facility
  - Credit ratings of the Corporation affirmed by Moody's Investor Services, Standard & Poor's and Fitch Ratings

"I am very pleased our action plan designed to restore our balance sheet and liquidity profile is all but complete. With today's announcement of the breakthrough on the sale of Bombardier Recreational Products, our recapitalization initiative has been a tremendous success with proceeds of more than $2.5 billion, well beyond our objectives," said Paul M. Tellier, President and Chief Executive Officer. "The value for all shareholders is undeniable.

"On the financial side, the recent renewal of our short-term credit facilities and the affirmation of our credit ratings by major agencies are also very good news. Our results for the second quarter are on target and in line with the street's expectations.

"Prospects for the whole Canadian aerospace industry are improving with recent developments contributing to the enhancement of the aircraft financing capability in this country. And although the general economic context has not changed a great deal, there are encouraging signs of improvement.

"The measures we have taken at Bombardier Aerospace to reduce costs are starting to show results. The level of regional aircraft deliveries demonstrates once more that the regional jet is the right product for today's changing air travel environment," he added.

"At Bombardier Transportation, we continue to benefit from a strong backlog, and our ongoing review of operations, activities, geographies and workforce will contribute to our overall results," said Tellier.

"The agreement to sell a significant portion of the business aircraft portfolio illustrates the progress we are making with the wind-down portfolios at Bombardier Capital.

"Our focus on value creation remains a central priority. We are definitely on the right track," concluded Tellier.

Financial Highlights
(in millions of Canadian dollars, except per share amounts)

	Three months ended July 31		Six months ended July 31	
	2003	2002 (restated)	**2003**	2002 (restated)
Segmented revenues				
Aerospace	**$ 2,839.6**	$ 2,747.5	**$ 5,223.9**	$ 5,403.1
Transportation	**2,319.4**	2,399.0	**4,748.8**	4,713.1
Bombardier Capital (BC)	**172.9**	222.3	**389.9**	414.3
Intersegment eliminations	**(65.4)**	(101.7)	**(156.9)**	(200.4)
External revenues	**5,266.5**	5,267.1	**10,205.7**	10,330.1
Income (loss) from continuing operations before income taxes				
Aerospace	**24.3**	(74.7)	**17.3**	83.3
Transportation	**104.5**	108.5	**212.7**	199.1
BC	**18.5**	31.2	**43.1**	51.8
Income from continuing operations before income taxes	**147.3**	65.0	**273.1**	334.2
Income taxes	**51.3**	21.7	**95.0**	111.6
Income from continuing operations	**96.0**	43.3	**178.1**	222.6
Income (loss) from discontinued operations – net of tax	**(2.8)**	24.7	**(4.2)**	42.6
Net income	**$ 93.2**	$ 68.0	**$ 173.9**	$ 265.2
Earnings per share				
Basic and diluted				
From continuing operations	**$ 0.05**	$ 0.02	**$ 0.10**	$ 0.15
From discontinued operations	**--**	0.02	**--**	0.03
	$ 0.05	$ 0.04	**$ 0.10**	$ 0.18
Average number of common shares outstanding during the period (thousands)	**1,748,099**		**1,592,046**	

ANALYSIS OF RESULTS

On April 3, 2003, the Corporation announced its plan to sell the recreational products segment. Accordingly, the results of operations, cash flows and the financial position of Bombardier Recreational Products are reported as discontinued operations.

Consolidated results

Consolidated revenues amounted to $5.3 billion for each of the quarters ended July 31, 2003 and 2002. For the six-month period ended July 31, 2003, consolidated revenues reached $10.2 billion, compared to $10.3 billion for the same period last year. The decrease is mainly due to lower revenues in the aerospace segment.

Earnings before taxes (EBT) for the three-month period ended July 31, 2003 were $147.3 million, compared to $65.0 million for the same period last year. The increase is due to higher EBT in the aerospace segment. EBT for the six-month period ended July 31, 2003 was $273.1 million, compared to $334.2 million for the same period last year. This decrease is mainly attributable to lower EBT in the aerospace segment, partially offset by higher EBT in the transportation segment.

Income from continuing operations was $96.0 million, or $0.05 per share, for the second quarter of the current fiscal year, compared to $43.3 million, or $0.02 per share, for the second quarter last year. For the six-month period ended July 31, 2003, income from continuing operations was $178.1 million, or $0.10 per share, compared to $222.6 million, or $0.15 per share, for the same period last year.

Discontinued operations

Loss from discontinued operations (Bombardier Recreational Products) totalled $2.8 million for the second quarter of the current fiscal year, compared to income of $24.7 million for the same period last year. This decrease in income is mainly due to the change in the timing of recognition of sales concessions under a newly adopted accounting principle and a different product mix. Discontinued operations include revenues of $492.1 million for the three-month period ended July 31, 2003, compared to $500.4 million for the same period last year.

Consolidated net income and backlog

Resulting net income was $93.2 million, or $0.05 per share, for the second quarter of the current fiscal year, compared to $68.0 million, or $0.04 per share, for the second quarter last year.

On a year-to-date basis, net income totalled $173.9 million, or $0.10 per share, compared to $265.2 million, or $0.18 per share, for the same period last year.

As at July 31, 2003, the order backlog was $48.1 billion, compared to $44.4 billion as at Jan. 31, 2003. This increase in backlog is mainly attributable to the Metronet consortia orders received during the first quarter of the current fiscal year, partially offset by a decrease in the backlog in the aerospace segment and the impact of the strengthening of the Canadian dollar compared to the U.S. dollar and the euro.

Bombardier Aerospace

- **Revenues of $2.8 billion**
- **EBT of $24.3 million**
- **Order backlog of $16 billion**
- **Aircraft deliveries totalled 85 compared to 74 in same quarter last year**

During the year ended Jan. 31, 2003, the Corporation changed its method of accounting for the cost of sales of aircraft from the program accounting method to the average cost accounting method. In addition, non-recurring costs, including prototype design and development, which were previously deferred as inventory costs, are now accounted for as program tooling in property, plant and equipment. These changes in accounting policies were adopted retroactively with restatement of prior-period financial statements, including the unaudited interim consolidated financial statements for the three- and six-month periods ended July 31, 2002.

Bombardier Aerospace's segmented revenues amounted to $2.8 billion for the three-month period ended July 31, 2003, compared to $2.7 billion for the same period the previous year. This increase is mainly due to higher deliveries of regional jets, partially offset by a lower effective exchange rate for the U.S. dollar, which had an impact of approximately $170 million.

EBT amounted to $24.3 million for the second quarter ended July 31, 2003, compared to a negative EBT of $74.7 million for the same period last year.

Aircraft deliveries totalled 85, compared to 74 in the second quarter of the previous fiscal year. This number includes deliveries of 19 business aircraft and 66 regional aircraft.

The aerospace firm order backlog totalled $16 billion as at July 31, 2003, compared to $18.7 billion as at Jan. 31, 2003. The reduction in the backlog, when compared to Jan. 31, 2003, reflects higher deliveries versus orders received, as well as a negative foreign exchange adjustment of approximately $1.0 billion, relating to a lower exchange rate for the U.S. dollar compared to the Canadian dollar.

Bombardier Transportation

- **Revenues of $2.3 billion**
- **EBT of $104.5 million**
- **New order intake totalling $3.4 billion for the quarter**
- **Order backlog of $32.1 billion**

For the second quarter ended July 31, 2003, Bombardier Transportation's segmented revenues amounted to $2.3 billion, compared to $2.4 billion for the second quarter of the previous year. This decrease is mainly due to a lower level of activities as a result of the timing of the completion and start-up of contracts, partially offset by the strengthening of the average exchange rate of the euro compared to the Canadian dollar, which had an impact of approximately $150 million.

EBT amounted to $104.5 million for the second quarter ended July 31, 2003, compared to $108.5 million for the same period last year.

Bombardier Transportation's backlog reached $32.1 billion as at July 31, 2003, compared to $25.7 billion as at Jan. 31, 2003.

Bombardier Inc., a diversified manufacturing and services company, is a world-leading manufacturer of business jets, regional aircraft, rail transportation equipment and motorized recreational products. It also provides financial services and asset management in business areas aligned with its core expertise. Headquartered in Montréal, Canada, the Corporation has a workforce of some 75,000 people and manufacturing facilities in 25 countries throughout the Americas, Europe and Asia-Pacific. Its revenues for the fiscal year ended Jan. 31, 2003 stood at $23.7 billion Cdn. Bombardier shares are traded on the Toronto, Brussels and Frankfurt stock exchanges (BBD, BOM and BBDd.F).

The Management's Discussion and Analysis and the Consolidated Financial Statements are available at www.bombardier.com.

FORWARD-LOOKING STATEMENTS

This press release includes "forward-looking statements" that are subject to risks and uncertainties. For information identifying legislative or regulatory, economic, climatic, currency, technological, competitive and other important factors that could cause actual results to differ materially from those anticipated in the forward-looking statements, see Bombardier's annual report for the year ended Jan. 31, 2003 under the heading Risks and Uncertainties in the Management's Discussion and Analysis on the Corporation's Web site.

CAUTION REGARDING NON-GAAP EARNINGS MEASURES

This release contains analyses based on the reported earnings in accordance with Canadian generally accepted accounting principles (GAAP) and analyses based on earnings measures, such as EBT and EBIT, that do not have a standardized meaning prescribed by GAAP and are therefore not readily comparable to similar measures presented by other corporations.

For information Dominique Dionne
Vice President, Public Relations and Communication
(514) 861-9481